SUPPLEMENT Dated May 4, 2009
To The Prospectus Dated April 28, 2008, For

ING MARATHON PLUS

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account I

> *This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-531-4547.*

NOTICE OF FUND NAME CHANGES

Former Fund Name	Current Fund Name
ING BlackRock Global Science and Technology Portfolio	ING BlackRock Science and Technology Opportunities Portfolio
ING VP Balanced Portfolio	ING Balanced Portfolio
ING VP Growth and Income Portfolio	ING Growth and Income Portfolio
ING VP Index Plus LargeCap Portfolio	ING Index Plus LargeCap Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio
ING VP Money Market Portfolio	ING Money Market Portfolio
ING VP Small Company Portfolio	ING Small Company Portfolio
ING VP Strategic Allocation Conservative Portfolio	ING Strategic Allocation Conservative Portfolio
ING VP Strategic Allocation Growth Portfolio	ING Strategic Allocation Growth Portfolio
ING VP Strategic Allocation Moderate Portfolio	ING Strategic Allocation Moderate Portfolio

NOTICE OF REORGANIZATIONS

Effective after the close of business <u>on or about July 17, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING JPMorgan Value Opportunities Portfolio	ING Russell^{TM} Large Cap Value Index Portfolio
ING Neuberger Berman Partners Portfolio ING Oppenheimer Main Street Portfolio®	ING Russell^{TM} Large Cap Index Portfolio
ING Van Kampen Capital Gowth Portfoio	ING Russell^{TM} Large Cap Growth Index Portfolio

Effective after the close of business <u>on or about August 7, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING Index Plus International Equity Portfolio	ING International Index Portfolio
ING Opportunistic LargeCap Growth Portfolio	ING Opportunistic Large Cap Portfolio

Information Regarding Reorganizations:

These reorganizations will be administered pursuant to agreements, which either have been approved, or are subject to approval, by the boards of trustees of the Disappearing Portfolios. The reorganization agreements will also be subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about the relevant date noted above, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolios will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-531-4547.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted.